UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

Inter-Tel (Delaware), Incorporated
(Name of Issuer)
Common Stock
(Title of Class of Securities)
458372109
(CUSIP Number)
Steven G. Mihaylo P.O. Box 19790 Reno, Nevada 89511 (775) 338-4699
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copies to: Brian J. McCarthy, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue Los Angeles, California 90071 (213) 687-5000 August 21, 2006
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 458372 109

1.	Names of Reporting Persons. Steven G. Mihaylo I.R.S. Identification Nos. of above persons (entities only). Not applicable.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) [ X ] (B) [ ]
3.	SEC Use Only
4.	Source of Funds (see Instructions) OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,179,498
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 5,179,498
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,179,498
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [__]
13.	Percent of Class Represented by Amount in Row 11 19.5%
14.	Type Of Reporting Person (See Instructions) IN

CUSIP No. 458372 109

1.	Names of Reporting Persons. Vector Capital Corporation I.R.S. Identification Nos. of above persons (entities only). 94-3311525
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) [ X ] (B) [ ]
3.	SEC Use Only
4.	Source of Funds (see Instructions) OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None*
	8.	Shared Voting Power None*
	9.	Sole Dispositive Power None*
	10.	Shared Dispositive Power None*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person None*
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [_X_]*
13.	Percent of Class Represented by Amount in Row 11 0*
14.	Type Of Reporting Person (See Instructions) CO

*Vector Capital Corporation affirms membership in a “group” for purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, with Steven G. Mihaylo, but disclaims beneficial ownership of the shares of the Issuer’s Common Stock beneficially owned by Mr. Mihaylo.

This Amendment No. 8 amends and supplements the Schedule 13D, dated March 3, 2006 (the “Original Schedule 13D”), and filed by Steven G. Mihaylo (“Mr. Mihaylo”) with the Securities and Exchange Commission (the “SEC”) on March 6, 2006, as amended by Amendment No. 1 thereto, dated April 10, 2006 and filed by Mr. Mihaylo with the SEC on April 10, 2006 (“Amendment No. 1”), Amendment No. 2 thereto, dated April 21, 2006 and filed by Mr. Mihaylo with the SEC on April 21, 2006 (“Amendment No. 2”), Amendment No. 3 thereto, dated May 8, 2006 and filed by Mr. Mihaylo with the SEC on May 8, 2006 (“Amendment No. 3”), Amendment No. 4 thereto, dated May 18, 2006 and jointly filed by Mr. Mihaylo and Vector Capital Corporation (“Vector”) with the SEC on May 18, 2006 (“Amendment No. 4”), Amendment No. 5 thereto, dated June 15, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on June 15, 2006 (“Amendment No. 5”), Amendment No. 6 thereto, dated June 29, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on June 29, 2006 (“Amendment No. 6”), and Amendment No. 7 thereto, dated July 28, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on July 28, 2006 (“Amendment No. 7” and, collectively with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (“Common Stock”), of Inter-Tel (Delaware), Incorporated, a Delaware corporation (“Inter-Tel” or the “Company”), formerly known as Inter-Tel, Incorporated, an Arizona corporation. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

The response to Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of such Item 4:

On August 21, 2006, Mr. Mihaylo and Vector responded to Inter-Tel’s rejection of their offer to acquire all of the Company’s outstanding shares of common stock.

In a letter to the Special Committee of the Inter-Tel Board, Mr. Mihaylo and Vector stated “[i]n order to avoid the expense and disruption of a proxy contest, we are prepared to raise our offer price to $23.25 per share in cash if the Special Committee publicly commits to commence immediately a sales process designed to result in the prompt sale of the Company to the highest bidder at a price not less than our offer price, such process to be concluded within thirty days.”

Mr. Mihaylo separately stated: "I founded this company 37 years ago, ran it until earlier this year and continue to be the largest stockholder by a factor of four. I, more than anyone else, believe that a prompt and cooperative resolution of this process is in the best interests of the Company's stockholders, business, employees and customers. I urge the Special Committee to take our revised proposal seriously and in a similar spirit."

The letter gave Inter-Tel until noon California time, Friday, August 25, 2006 to respond.

The text of the letter follows:

INTL ACQUISITION CORP.

P.O. Box 19790

Reno, Nevada 89511

August 21, 2006

Via Email and Facsimile

Special Committee of the Board of Directors Inter-Tel (Delaware), Incorporated c/o Stephen D. Alexander Bingham McCutchen LLP 355 South Grand Avenue Los Angeles, California 90071

Ladies and Gentlemen

We are disappointed that the Special Committee rejected our proposal to acquire all of the outstanding shares of common stock of Inter-Tel (Delaware), Incorporated (the “Company”) for $22.50 per share in cash. Our disappointment was compounded by the Company’s refusal, despite numerous requests, to meet with us to discuss our proposal, and our potential willingness to raise the value of our offer under certain circumstances.

We note that the Company’s August 11, 2006 press release stated that the Special Committee had authorized UBS Investment Bank to “review and explore various strategic options” and that the Special Committee’s letter to us on the same date urged us not to exercise our right under the Settlement Agreement to call a special meeting of stockholders in light of “the Committee’s decision to explore all options.” We interpreted this to mean that UBS’s mandate would include the exploration of a sale of the Company to the highest bidder (whether ourselves or a third party). We now understand, however, that this is not the case, that the Company is not actively seeking other potential buyers and that the Company is not seriously considering this alternative.

Following the rejection of our offer, we reached out to some of the Company’s largest stockholders for their advice and perspectives on recent events. Those conversations have further convinced us that the Special Committee’s actions are contrary to the best interests and desires of the Company’s stockholders. We urge the Special Committee to similarly speak directly with the Company’s large stockholders while evaluating our proposal.

Notwithstanding all of this, we continue to prefer a cooperative path forward. We share the concern expressed in the Special Committee’s letter of August 11, 2006 about the time, money and effort expended in this process to date. Steve Mihaylo, the Company’s founder and largest stockholder, is keenly aware of these issues and is eager to resolve this matter as quickly as possible. Although the

Settlement Agreement allows us to move directly to a special meeting, clearly a proxy contest would entail significant additional distraction and expense on all sides.

In order to avoid the expense and disruption of a proxy contest, we are prepared to raise our offer price to $23.25 per share in cash if the Special Committee publicly commits to commence immediately a sales process designed to result in the prompt sale of the Company to the highest bidder at a price not less than our offer price, such process to be concluded within thirty days. If the Special Committee so commits by noon California time, Friday, August 25, 2006, we would be willing to toll our right to require the Company to call a special meeting of stockholders as allowed by the Settlement Agreement. In the absence of such a commitment, we reserve all rights with respect to any further action we may take, including requiring the Company to call a special meeting of stockholders to consider a nonbinding resolution urging the Company’s Board of Directors to arrange for the prompt sale of Inter-Tel to the highest bidder or withdrawing our proposal entirely.

Please advise us of your response by noon California time, Friday, August 25, 2006.

Very truly yours,

INTL ACQUISITION CORP.

By:	/s/ Steven G. Mihaylo
	Name:	Steven G. Mihaylo
	Title:	Co-President

By:	/s/ Christopher G. Nicholson
	Name:	Christopher G. Nicholson
	Title:	Co-President

A copy of the letter is filed as Exhibit 23 to this Schedule 13D. Also on August 21, 2006, Mr. Mihaylo and Vector issued a press release with respect to the letter. A copy of the press release is filed as Exhibit 24 to this Schedule 13D and the text of which is incorporated herein by this reference.

Item 5.	Interest in Securities of the Issuer.

The response to Item 5(a) of the Schedule 13D is hereby amended and supplemented by deleting the first sentence thereof and replacing it with the following sentence:

As of August 21, 2006, Mr. Mihaylo beneficially owned an aggregate of 5,179,498 shares of Common Stock, representing approximately 19.5% of the outstanding Common Stock (based on 26,621,991 shares outstanding as of June 30, 2006, as reported in Inter-Tel’s Form 10-Q filed with the SEC on August 9, 2006).

Item 7.	Material to be Filed as Exhibits.

The response to Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of such Item 7:

Exhibit 23:	Letter from INTL Acquisition Corp. to Special Committee of the Board of Directors of Inter-Tel (Delaware), Incorporated dated August 21, 2006.

Exhibit 24:	Press release issued by Steven G. Mihaylo and Vector Capital Corporation dated August 21, 2006.

Exhibit 25:	Joint Filing Agreement between Vector Capital Corporation and Steven G. Mihaylo dated May 18, 2006 (incorporated by reference to Exhibit 7 to the Schedule 13D).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	August 21, 2006
/s/ Steven G. Mihaylo
STEVEN G. MIHAYLO

VECTOR CAPITAL CORPORATION

By:	/s/ Christopher G. Nicholson
Name: Christopher G. Nicholson
Its: Authorized Signatory

EXHIBIT INDEX

The Exhibit Index is hereby amended and supplemented by adding the following at the end of such Exhibit Index:

Exhibit 23:	Letter from INTL Acquisition Corp. to Special Committee of the Board of Directors of Inter-Tel (Delaware), Incorporated dated August 21, 2006.

Exhibit 24:	Press release issued by Steven G. Mihaylo and Vector Capital Corporation dated August 21, 2006.

Exhibit 25:	Joint Filing Agreement between Vector Capital Corporation and Steven G. Mihaylo dated May 18, 2006 (incorporated by reference to Exhibit 7 to the Schedule 13D).